Exhibit 99.1

NIO Announces Private Placement of US$100 Million Short-term Convertible Notes

SHANGHAI, China, Feb. 06, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that it has entered into definitive transaction documents with an unaffiliated Asia based investment fund (the "Purchaser"), pursuant to which NIO will issue and sell convertible notes in an aggregate principal amount of US$70 million to the Purchaser through a private placement. The convertible notes are to be issued pursuant to an indenture to be entered into on the closing date between the Company and The Bank of New York Mellon, London Branch, as trustee. The closing of this placement is subject to satisfaction of customary closing conditions and is expected to occur on or around February 10, 2020. In addition to the private placement to the Purchaser, the Company consummated another convertible notes private placement in January 2020 to another unaffiliated Asia based investment fund on similar terms. The combined aggregate principal amount of the convertible notes issued in the foregoing two placements is around US$100 million.

The notes to be issued to the Purchaser bear zero interest and mature on February 4, 2021. Prior to maturity, the holder of the notes has the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing.

The Company is currently working on several other financing projects, the outcome of which is uncertain at this stage. The Company will announce any material developments or information subject to the requirements by applicable laws.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com